

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Mark Breen
Chief Financial Officer
Leafbuyer Technologies, Inc.
6888 S. Clinton Street, Suite 300
Greenwood Village, Colorado 80112

   Re: Leafbuyer Technologies, Inc.
     Form 10-K for the Fiscal Year ended June 30, 2020
     Filed September 25, 2020
     File No. 000-55855
     Response Letter dated May 10, 2021

Dear Mr. Breen :

  We have reviewed your May 10, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

Form 10-K for the Fiscal Year Ended June 30, 2020

Controls and Procedures, page 19

1. We note that as of June 30, 2020, your disclosure controls and procedures and internal control over financial reporting were not effective, and that several material weaknesses were identified. However, in each of your subsequent interim reports, on three separate occasions, you explain that your Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of your disclosure controls and procedures and determined that these were effective, although you did not report any changes to your internal control over financial reporting.

Given the disclosures in your annual report, and considering the concerns raised in our prior comments, tell us how you were able to support the subsequent conclusions reached regarding the effectiveness of your disclosure controls and procedures. Please describe the particular steps that your officers have taken to comply with paragraph (b) of Rule 13a-15 of Regulation 13A, in conducting the evaluations, and paragraph (a) of Rule 13a-14 of Regulation 13A, in providing the certifications.

Financial Statements
Note 4 - Capital Stock and Equity Transactions, page 41

2. We note that in response to prior comments 2, 3, 4, 5, 7 and 8, you indicate that you plan to amend the Series A Preferred Stock Certificate of Designation to remove the variable conversion feature and to alter the liquidation provisions, although without addressing the specific concerns raised in these comments.

We also note that in response to prior comment 1, you indicate that various missing exhibits will be filed or incorporated by reference, although you have not provided or identified the specific locations of the missing exhibits; and in response to prior comment 6, you explain that you have not reported the actual number of issued and outstanding Series B preferred shares because these were required to be converted into common shares shortly after issuance, although you have not explained why this provision would govern reporting prior to conversion, nor have you addressed the other reporting inconsistencies observed or provided any draft revisions or incremental disclosures.

You will need to address the specific concerns raised in our prior comments, with details and rationale for your position or proposed course of action. For example, you should incrementally respond to the following points. We reissue prior comments 1 through 8.

- Address the specific accounting and disclosure requirements identified in the comments, based on the actual Certificates of Designation governing your Series A and Series B preferred stock during the periods covered by your historical financial reports, prior to any changes that you are contemplating.

- If you believe that restatements of your prior financial statements are unnecessary, explain the basis for your position, how this relates to the original intent of the parties involved and the materiality of the errors, including quantification and a description of any qualitative factors that you have considered.

- Submit a complete draft of the revised Certificate of Designation, with all changes to the conversion and liquidation provisions marked, and explain why you believe these would be appropriate and effective in addressing the accounting requirements.

- Submit complete draft amendments to your annual and interim reports, marked with all of the changes that you propose and believe will resolve the concerns raised in our prior comments, pertaining to your Series A and Series B preferred stock.

- If you remove the variable conversion rights associated with the Series A preferred stock but retain the variable voting rights, we expect that you would need to provide disclosures pertaining to the computation of voting rights in your periodic reports.

- Address each of the discrepancies pertaining to your Series B preferred stock observed in prior comment 6.

- Identify the specific filings having exhibits that you plan to incorporate by reference in response to prior comment 1 and provide any exhibits that are required and which were not previously filed along with your response.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation